Exhibit (k)(5)

10th LANE FINANCE CO., LLC

June [•], 2011

Centre Lane Investment Corp.

One Grand Central Place
60 E. 42nd Street, Suite 1400

New York, NY  10165

Attention:  Jay Schiff

Re:  Voting Agreement

Dear Mr. Schiff:

In connection with the issuance of shares of common stock, par value $0.00001 per share (the “Common Stock”), of Centre Lane Investment Corp. (“Centre Lane Investment” or “you”) to us by you pursuant to the terms of that certain Purchase and Sale Agreement, dated June     , 2011 (the “Asset Purchase Agreement”), and Share Purchase Agreement, dated June     , 2011 (the “Share Purchase Agreement”), we hereby wish to set forth our mutual agreements and understandings with respect the voting by us of the shares of Common Stock acquired by us pursuant thereto or otherwise acquired by us.

In this regard, we hereby agree to vote all shares of Common Stock held, and however acquired, by us, including shares of Common Stock issued to us by Centre Lane Investment pursuant to the terms of the Asset Purchase Agreement and the Share Purchase Agreement, in the same proportion as the vote of all other holders of the Common Stock.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard for the conflicts of laws principles thereof.

This letter agreement may be executed in any number of counterparts (including by facsimile or electronic transmission), all of which will constitute one and the same instrument.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

10th LANE FINANCE CO., LLC

By:
Name: Quinn Morgan

Acknowledged and Agreed:

CENTRE LANE INVESTMENT CORP.

By:
Name: Jay Schiff
Title: President